UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the previously disclosed legal proceedings initiated by Capital Point Ltd. (“Capital Point”) on June 13, 2019 in the District Court of Tel Aviv, on September 11, 2019, Capital Point filed a motion for a preliminary injunction and a temporary injunction against Can-Fite BioPharma Ltd. (the “Company”) and Univo Pharmaceuticals Ltd. (“Univo”) seeking to prevent the Company from executing transactions under the previously announced collaboration agreement with Univo and in particular to prevent the Company from issuing ordinary shares to Univo in accordance with the collaboration agreement. On the same day, the District Court granted a temporary injunction on an ex parte basis, as requested by Capital Point, until a hearing on the matter is held, which is scheduled for September 18, 2019. The transaction was consummated on September 10, 2019 and the ordinary shares were issued to Univo in accordance with the collaboration agreement prior to the filing of the motion.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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